E: lou@bevilacquapllc.com

T: 202.869.0888

W: bevilacquapllc.com

March 15, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services

100 F Street, N.E.
Washington, DC. 20549

Attn:	Jeanne Bennett

Michael Fay

Juan Grana

Lauren Nguyen

Re:	CleanCore Solutions, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 8, 2024

File No. 333-274928

Ladies and Gentlemen:

We hereby submit the responses of CleanCore Solutions, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated March 14, 2024, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors

Our major customers account for a significant portion of our revenue and the loss of any major customer could have a material adverse effect, page 15

1.	We note your response to prior comment 1 and the revised disclosures. To provide additional context for the risks described in this risk factor, please revise to disclose the declines in your recent revenues due to the changes related to your larger customers for the six month period ended December 31, 2023. For example, you state elsewhere that one of your largest historical customers chose to manufacture their own units beginning at the start of fiscal year 2023, rather than purchasing your products.

Response: We have revised the Registration Statement in accordance with the Staff’s comment.

1050 Connecticut Ave., NW, Suite 500

Washington, DC 20036

PG. 2 March 15, 2024

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100), or Douglas Moore, at (804) 317-5898.

Sincerely,

By:	/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Douglas T. Moore, CleanCore Solutions, Inc.